SECURITIES AND EXCHANGE COMMISSION


10030650

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 3 1 2010
Washington, DC
112

SEC FILE NUMBER
8- 44373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaboard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park	New Jersey	07932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. DiGiovanni, President (973)514-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. DiGiovanni, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaboard Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



OFFICIAL SEAL
LORRAINE E. NOACK
NOTARY PUBLIC – NEW JERSEY
My Comm. Expires Oct. 17, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Seaboard Securities, Inc.

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212-709-8250
212-943-2300 (fax)

Report of Independent Certified Public Accountant

To the Board of Directors
Seaboard Securities, Inc

I have audited the accompanying statement of financial condition of Seaboard Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Securities, Inc. as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating loss, cash deficiency from operating activities, excess debt to debt-equity and other matters raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 26, 2010

Seaboard Securities, Inc
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 5,357
Receivables from clearing organizations	1,432,043
Securities owned	191,541
Other assets	887,871
Total	2,516,812

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	1,072,278
Other liabilities	33,750
Total liabilities	1,106,028
Subordinated borrowings	1,000,000
Stockholders' equity:	
Preferred stock	2,205,000
Common stock	65,200
Additional paid in capital	786,271
Accumulated deficit	(2,496,487)
Treasury stock	(149,200)
	410,784
	$ 2,516,812

See accompanying notes to financial statements.

Seaboard Securities, Inc
Statement of Operations
December 31, 2009

Revenue:	
Commissions	$ 4,741,021
Gain on transactions	1,355,261
Other income	76,976
	6,173,258
Expenses:	
Compensation and benefits	4,235,612
Clearing and floor brokerage	313,969
Regulatory fees and expenses	188,350
Communications	471,757
Interest expense	69,540
Occupancy and equipment rental	214,632
General and administrative	714,309
	6,208,169
Net loss	$ (34,911)

See accompanying notes to financial statements.

Seaboard Securities, Inc
Statement of Changes in Stockholders Equity
December 31, 2009

Beginning balance, January 1, 2008	$ 465,695
(Net Loss)	(34,911)
Reduction of Preferred Stock Class Z	(196,000)
Addition of Paid in Capital	176,000
Balance, end of year	$ 410,784

See accompanying notes to financial statements.

Seaboard Securities, Inc
Statement of Changes in Subordinated Borrowings
December 31, 2009

Beginning balance, January 1, 2009	$ 1,000,000
Issuance of subordinated notes	-
Subordinated borrowings, December 31, 2009	$ 1,000,000

See accompanying notes to financial statements.

Seaboard Securities, Inc
Statement of Cash Flows
December 31, 2009

Operating activities:	
Net loss	$ (34,911)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	17,292
Changes in operating assets and liabilities:	
Receivables	(365,135)
Securities owned	162,399
Other assets	33,463
Accounts payable and accrued expenses	169,292
Other liabilities	8,836
Net cash used in operating activities	(8,764)
Investing activities - purchase of equipment, furniture and leasehold improvements	(9,274)
Financing activities:	
Redemption of preferred stock	20,000
Net decrease in cash and cash equivalents	1,962
Cash and cash equivalents, beginning of year	3,395
Cash and cash equivalents, end of year	$ 5,357
Supplemental disclosure of cash flow data:	
Interest paid	$ 69,540

See accompanying notes to financial statements.

SEABOARD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Business and summary of significant accounting policies:

Business:
Seaboard Securities, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA").

The Company has an agreement with another broker-dealer ("the clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Basis of presentation:
As shown in the accompanying financial statements, the Company incurred a net loss and a cash deficiency from operating activities in 2009. In addition, subordinated borrowings are needed in order for the Company to meet its required minimum net capital. The percentage of the subordinated borrowings compared to the debt plus equity of the firm exceeded 70% as of December 31, 2009. The Company is party to various legal actions, and while the Company is vigorously defending itself against these actions, an unfavorable outcome of any of these actions could have a material adverse effect on the Company's financial conditions, results of operations or cash flows. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management's plan with respect to these matters has been to divest a large fixed income trading operation that was losing substantial amounts of cash, maintain its current level of subordinated borrowing, and issue preferred stock to its current or future stockholders. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:
Securities transactions, commission income and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market value and unrealized gains and losses are included in results of operations. Realized gains and losses are determined on a first-in, first-out basis.

Cash equivalents:
Cash equivalents are investments in money market funds.

Equipment, furniture and leasehold improvements:
Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using straight-line and accelerated methods over the estimated useful lives of the assets or term of the lease.

Income taxes:
The Company accounts for income taxes pursuant to the asset and liability method which requires income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured amounts. Amounts receivable from clearing organizations consist predominately of commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

Note 2 – Securities owned and securities sold but not yet purchased:
Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities, all common stocks, taken primarily for trading purposes in the ordinary course of business.

Note 3 – Equipment, furniture and leasehold improvements:
Equipment, furniture and leasehold improvements are included in other assets as of December 31, 2009 and consist of the following: Computer equipment and furniture (estimated 5 year life) $440,610; Leasehold improvements (term of lease) $45,208; Less: accumulated depreciation and amortization $391,032.

Note 4 – Income taxes:

As of December 31, 2009, the Company had net operating loss carryforwards of approximately $2,400,000 for Federal income tax reporting purposes and $3,230,000 for state and local income tax reporting purposes that expire at various dates through 2026. Due to the significant uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded an equivalent valuation allowance. As a result of the increase in the valuation allowance during 2009, there are no deferred income taxes reflected in the accompanying statement of operations.

Note 5 – Savings plan:

The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions. No contribution was made by the Company in 2009.

Note 6 – Commitments and contingencies:

Operating leases:

The Company leases its office space under operating leases that expire through September 2014. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under non cancel leases are as follows:

2010	192,912
2011	196,026
2012	199,140
thereafter	348,495

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business related to the Company's brokerage activities. The Company is vigorously defending itself against these actions. The amount of the loss or a range of a possible loss related to these actions cannot be reasonably estimated. In the opinion of management, an unfavorable outcome of any of these actions could have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note – 7 Financial instruments with off-balance-sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may occur.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at a contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 8 – Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company was in compliance with these rules. However, the percentage of the subordinated debt of the company when compared to the debt plus equity of the firm is 71%. The net capital regulations require that this percentage shall not exceed 70% for a period of greater than 90 days.

Note 9 – Preferred stock:

The Company may issue preferred stock in one or more series with the terms and preferences to be determined by the Company's Board of Directors. As of December 31, 2009, the Company was authorized to issue 2,500 shares of Series A preferred stock and 10,000 shares of other preferred stock in various series.

At December 31, 2009, there are no Series A, Series C. Series U, or Series Z shares issued or outstanding.

Note 10 – Subordinated borrowings:

At December 31, 2009, the Company has borrowings under a subordination agreement in the amount of $1,000,000 past due and that amount is in default. Under the terms of the borrowing, the subordinated note is not callable until the Company meets certain net capital requirements.

Note 11 – Related party transactions:

Included in other assets on the accompanying statement of financial condition is a receivable from a stockholder of $182,492, which resulted from noninterest bearing cash advances.

Seaboard Securities, Inc

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2009

Schedule 1

Total Assets	$ 2,516,812
Less: Liabilities	1,106,028
Total Capital and allowable subordinated liabilities	1,410,784
Less: Non Allowable Assets	(1,001,278)
Total Net Capital Before Haircuts	409,506
Less: Haircuts	(11,481)
Net Capital	398,025
Minimum Net Capital	(100,000)
Excess net capital	298,025
Aggregate indebtedness	110,354
Ratio AI to NC	28%
Non AI Liabilities	1,000,000
Percentage of debt to debt-equity per Rule 15c-3-1(d)	71%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Seaboard Securities Inc. FOCUS report - PartIIA as of December 31, 2009 and this audit. On the FOCUS and on this audit, Seaboard Securities Inc has debt to debt equity of 71%, exceeding the maximum debt to debt-equity of 70%.

Seaboard Securities, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Seaboard Securities Inc
SIPC Transitional Assessment Reconciliation
December 31, 2009

REVENUES, 4-1 to 12-31-2009	$ 2,462,619
LESS:	
Commissions paid to other SIPC members	(396,619)
Interest and dividend expenses	(14,943)
SIPC net operating revenues	2,051,057
assessment .0025	5,128
paid with SIPC-6 and SIPC-4	(1,871)
Balance due	3,257
Balance paid with SIPC-7T	$ 3,257

There is no material difference between the SIPC-7T and this reconciliaion.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Seaboard Securities, Inc

In planning and performing my audit of the financial statements of Seaboard Securities Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
March 26, 2010